McGuireWoods LLP 201 North Tryon Street Suite 3000 Charlotte, NC 28202-2146 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com David S. Wolpa Direct: 704.343.2185	dwolpa@mcguirewoods.com Fax: 704.343.2300

June 4, 2021

VIA EDGAR AND E-MAIL

Ms. Alan Campbell
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 7, 2021
File No. 333-253111

Dear Mr. Campbell:

On behalf of Cleveland BioLabs, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to amendment no. 1 to the registration statement on Form S-4 filed with the Commission on May 7, 2021 (the “Registration Statement”) contained in your letter dated May 24, 2021 (the “Comment Letter”).  We note that, in connection with this letter, the Company is filing an amendment to the Registration Statement (the “Amendment No. 2”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 133

1.	Please revise this section of the prospectus to indicate the it constitutes the opinion of your tax counsel. For additional guidance, please refer to section III.B.2 to Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the Registration Statement to indicate that the disclosures in the section of the proxy statement/prospectus titled “Material U.S. Federal Income Tax Consequences of the Merger” are the opinion of the Company’s tax counsel.

Mr. Alan Campbell
June 4, 2021

General

2.
We note your response to prior comment 2. Please provide us with the analysis supporting your statement that the Company has met the requirements for use of Form S-3 as reproduced in General Instruction B.1. of Form S-4.

In response to the Staff’s comment, the Company has revised the Registration Statement to include all disclosures required by Form S-4 without incorporating any items by reference.

*          *          *          *          *          *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (704) 343-2185 or by email at dwolpa@mcguirewoods.com.

Sincerely,

/s/ David S. Wolpa
David S. Wolpa

cc:          Christopher Zosh, Senior Vice President of Finance (Cleveland BioLabs, Inc.)